CLIFFORD CHANCE US LLP

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www.cliffordchance.com

July 16, 2025

VIA EDGAR

Mr. David Link

Ms. Mary Beth Breslin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:

CNL Strategic Residential Credit, Inc.

Registration Statement on Form 10-12G

Filed on June 2, 2025

File No. 000-56755

Responses to Staff comments made by letter dated June 27, 2025

Dear Mr. Link and Ms. Breslin:

On behalf of our client, CNL Strategic Residential Credit, Inc. (the “Company”), set forth below are the responses of the Company to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated June 27, 2025 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form 10-12G (the “Registration Statement”), which was filed on June 2, 2025. Concurrently with the filing of this response letter, the Company is filing the Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement has been updated in response to the Staff’s comments made in the Comment Letter.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. Unless otherwise indicated, all page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Company via EDGAR, reflecting all changes made to the Amended Registration Statement, unless otherwise specified. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Registration Statement.

Form 10-12G filed on June 2, 2025

Share Repurchase Plan, page 27

1.	We note your disclosure on pages 27-28 and 125 that you will use periodic NAV pricing for both your offerings and share repurchase plan. Please clarify both discussions how you will communicate the prior period’s NAV for the various classes of shares. Further, in the event of adjustments to the offering price prior to acceptance of subscriptions, please clarify how investors can check for an adjusted offering price prior to the closing date of their subscription.

CLIFFORD CHANCE US LLP

Mr. David Link

Ms. Mary Beth Breslin

United States Securities and Exchange Commission

July 16, 2025

In response to the Staff’s comment, the Company has revised the disclosure on pages 27-28 and 125 of the Amended Registration Statement to clarify that (1) the Company will file a current report on Form 8-K with the SEC disclosing the prior month’s NAV per share and the current offering price for each class of the Company’s shares, which report will be incorporated by reference into the Company’s confidential offering memorandum (the “Offering Memorandum”) for its continuous private offering (the “private offering”) of shares of its common stock, and (2) in the event of adjustments to the offering price prior to acceptance of subscriptions, investors can check the Company’s filings with the SEC, which will be available on the website of the SEC, or call the Company by telephone for an adjusted offering price prior to the closing date of their subscription.

See also Ares Real Estate Income Trust Inc. (File No. 000-52596) and Ares Industrial Real Estate Income Trust Inc. (File No. 000-56032) for registrants that also file current reports on Form 8-K with the SEC to disclose the prior month’s NAV per share and the current transaction price for each share class in connection with their private offerings.

2.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to its share repurchase plan. The Company believes that its share repurchase plan is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters and the share repurchase plan of CNL Strategic Capital, LLC (IPO Registration No. 333-222986) (“CNL SCAP”), which was reviewed by the Staff in connection with CNL SCAP’s initial public offering.

CNL SCAP, which is managed by an affiliate of the Company’s external advisor, filed a registration statement on Form S-1 for its initial public offering, which was declared effective on March 7, 2018. During the SEC comment process for CNL SCAP’s initial public offering, the Staff requested CNL SCAP to explain how CNL

CLIFFORD CHANCE US LLP

Mr. David Link

Ms. Mary Beth Breslin

United States Securities and Exchange Commission

July 16, 2025

SCAP’s share repurchase program fits within the existing no action relief granted to other issuers by the Division of Corporation Finance in connection with Rule 13e-4 and Regulation 14E. The Company illustrated how CNL SCAP’s share repurchase program was consistent with the existing relief using a table summarizing the key features highlighted in such existing relief and comparing such features of CNL SCAP’s share repurchase program and the peer programs that CNL SCAP’s share repurchase program benchmarked, including Blackstone Real Estate Income Trust, Inc. (“BREIT”). CNL SCAP confirmed that the Staff did not object to CNL SCAP’s share repurchase program prior to the effectiveness of CNL SCAP’s registration statement on Form S-1 for its initial public offering.

Similarly, set forth below is a table comparing the key features underlying the existing relief granted by the Division of Corporate Finance, in particular the relief granted to BREIT in the Staff’s no-action letter dated September 12, 2016, and CNL SCAP’s share purchase program compared to the Company’s share repurchase plan. As shown below, the Company’s share purchase plan contains substantially each of the key features specified in the relief granted to BREIT or included in CNL SCAP’s share repurchase program.

Key Features of Share Repurchase Plan	BREIT	CNL SCAP	The Company
All material information relating to the share repurchase plan will be fully and timely disclosed to all stockholders. The terms of the share repurchase plan will be fully disclosed in the Offering Memorandum, and the most recently determined NAV per share for each class of the Company’s shares will always be available on the Company’s website and toll-free information line.[1]	Yes	Yes	Yes
The Company will not solicit repurchases under the share repurchase plan other than through the Offering Memorandum and the documents incorporated by reference therein disclosing the transaction price and NAV per share of each class of the Company’s shares. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the share repurchase plan will be ministerial.	Yes	Yes	Yes

[1]

We note that each of BREIT and CNL SCAP relates to a continuous public offering of shares of common stock and limited liability company interests, respectively, registered under the Securities Act of 1933, as amended (the “Securities Act”) and, accordingly, disclosed the terms of their respective program in a prospectus, while the Company intends to conduct a private offering. The Company will provide substantially the same disclosure in the Offering Memorandum relating to the private offering. The Company does not believe the nature of the offering is determinative as the condition relates to disclosure of the program terms to investors in the relevant disclosure document provided at the time the investor makes an investment decision. See also Broadstone Net Lease Inc. (relying on existing no-action letter relief in connection with its repurchase program while conducting a continuous private offering).

CLIFFORD CHANCE US LLP

Mr. David Link

Ms. Mary Beth Breslin

United States Securities and Exchange Commission

July 16, 2025

Key Features of Share Repurchase Plan	BREIT	CNL SCAP	The Company
Shares will be repurchased quarterly under the share repurchase plan at a price which will generally be equal to the NAV per share for the applicable class of shares as of the last date of the month immediately prior to the repurchase date, and the Company will provide stockholders information by current reports on Form 8-K, which will be incorporated by reference into the Offering Memorandum, disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the share repurchase plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s shares.[2]	Yes	Yes	Yes
Repurchases will be made on a quarterly basis. The repurchase price normally will be paid in cash within five business days following the last business day of the month of a calendar quarter end (the “repurchase date”) and will be the same for all shares of the same class repurchased in a given quarter.[3]	Yes	Yes	Yes
Repurchases under the share repurchase plan will be limited to up to 2.5% of the Company’s aggregate NAV per calendar quarter (based on the aggregate NAV as of the last date of the month immediately prior to the repurchase date) and up to 10.0% of the Company’s aggregate NAV per year (based on the average aggregate NAV as of the end of each of the Company’s trailing four quarters).[4]	Yes	Yes	Yes

[2]	While BREIT refers to a monthly repurchase program, the Company’s share repurchase plan is consistent with CNL SCAP, which provides for quarterly repurchases. While BREIT undertook to file prospectus supplements disclosing the historical NAV per share, the Company intends to file a Current Report on Form 8-K under the Exchange Act or otherwise disclose to all stockholders, including by means of the Company’s website, the applicable repurchase price to ensure each stockholder receives on a quarterly basis substantially the same information that would otherwise be included in the Company’s prospectus supplement if it was undertaking a registered offering under the Securities Act. Similar to CNL SCAP, in the unlikely event the repurchase price for the applicable quarter is not made available by the tenth business day prior to the last business day of such quarter, then the Company may, in its sole discretion, extend the repurchase date into the immediately subsequent month to ensure such notice period is satisfied.
[3]	See note 2. Additionally, while BREIT discloses that the repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month, the Company will generally pay the repurchase price within five business days after the repurchase date, which is consistent with CNL SCAP.
[4]	The BREIT program provided for a 2% limitation in any calendar month and a 5% limitation for any calendar quarter, while Company’s share repurchase program is consistent with CNL SCAP’s share repurchase program, which limits repurchases to up to a 2.5% of the aggregate NAV per calendar quarter (based on the aggregate NAV as of the last date of the month immediately prior to the repurchase date) and up to 10.0% of the aggregate NAV per year (based on the average aggregate NAV as of the end of each of our trailing four quarters).

CLIFFORD CHANCE US LLP

Mr. David Link

Ms. Mary Beth Breslin

United States Securities and Exchange Commission

July 16, 2025

Key Features of Share Repurchase Plan	BREIT	CNL SCAP	The Company
If the quarterly or annual volume limitation is reached in any given quarter or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular quarter, repurchases under the share repurchase plan for such quarter will generally be made on a pro rata basis.[5]	Yes	Yes	Yes
Stockholders may withdraw any repurchase request by notifying the Company on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable quarter.	Yes	Yes	Yes
Material modifications, including any reduction to the quarterly or annual limitations on repurchases, and suspensions of the share repurchase plan will be made by the Company’s board of directors upon 30 days’ prior notice to stockholders.[6]	Yes	Yes	Yes
There will be no established regular trading market for the Company’s shares. The share repurchase plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.	Yes	Yes	Yes
The share repurchase plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.	Yes	Yes	Yes
The share repurchase plan is open to all stockholders.	Yes	Yes	Yes

3.	Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption, you may contact the Division of Trading and Markets at 202-551-5777.

[5]	See note 2. Additionally, the Company has the right to waive the pro rata repurchase requirement in the event of the death, permanent disability or bankruptcy of a stockholder or other exigent circumstances. See also Goldman Sachs Real Estate Finance Trust Inc. (repurchasing on a pro rata basis after it has repurchased all shares for which repurchase has been requested due to death or disability).
[6]	While BREIT provides that it will promptly notify stockholders in case of material modifications and suspensions of its share repurchase program, the Company will provide 30 days’ prior notice to stockholders, which is consistent with CNL SCAP’s share repurchase program.

CLIFFORD CHANCE US LLP

Mr. David Link

Ms. Mary Beth Breslin

United States Securities and Exchange Commission

July 16, 2025

The Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase plan. The Company has reviewed the applicability of Regulation M to its share repurchase plan and has determined that its share repurchase plan is consistent with the class exemptive relief letter, dated October 22, 2007, granted to Alston & Bird LLP.

Risk Factors, page 57

4.	Please add risk factor disclosure highlighting the risk that in certain circumstances, you can exceed the limitation in your charter on borrowing in excess of 300% of the value of your net assets, as noted on page 13.

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Amended Registration Statement to highlight the risk that in certain circumstances, the Company may exceed the limitation in its charter on borrowing in excess of 300% of the value of its net assets.

Security Ownership of Certain Beneficial Owners and Management, page 107

5.	Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by CNL Residential Credit Manager, LLC and Balbec Capital Holdings, L.P.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Amended Registration Statement to clarify the beneficial ownership of the shares held by CNL Residential Credit Manager, LLC and Balbec Capital Holdings, L.P.

CNL Residential Credit Manager, LLC, the Advisor, is an indirect subsidiary of CNL Financial Group, LLC, which is indirectly wholly owned by James M. Seneff, Jr.

Balbec Capital Holdings, L.P. is managed by its general partner, InSolve Capital G.P. Parent, L.L.C., which is in turn managed by a board of directors consisting of five directors who make decisions, including voting or investment decisions with respect to the Company’s shares held by Balbec Capital Holdings, L.P., by a majority vote. As a result, no single natural person is deemed a beneficial owner of the shares held by Balbec Capital Holdings, L.P.

The Company believes this view is consistent with the Staff’s position in The Southland Corp. SEC No-Action Letter (July 8, 1987). In this no action letter, the Staff concurred in the view that no individual should be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by a majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. The Company supplementally advises the Staff that the “rule of three,” as articulated by Romeo & Dye in Section 16 Treatise and Reporting Guide, 6th Edition (the “R&D Treatise”), further supports this view. In discussing the “rule of three,” the R&D Treatise provides that “where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s portfolio securities” for purposes of Section 13(d) of the Exchange Act.

CLIFFORD CHANCE US LLP

Mr. David Link

Ms. Mary Beth Breslin

United States Securities and Exchange Commission

July 16, 2025

Notes on Financial Statements

6. Subsequent Events, page F-5

6.	We note you have reviewed subsequent events through May 15, 2025, which precedes the date of the report from your independent registered public accounting firm. Please tell us what consideration you gave to evaluating subsequent events through the audit report date noted. Refer to ASC 855-10-25.

In response to the Staff’s comment, the Company has revised the disclosure on page F-5 of the Amended Registration Statement to correct a scrivener’s error and to clarify that the Company has reviewed subsequent events through May 22, 2025, which is the date of the report from the Company's independent registered public accounting firm.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:

CNL Strategic Residential Credit, Inc.

Chirag J. Bhavsar

Bradley S. Yochum

Clifford Chance US LLP

Tae Ho Cho